EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Kinross Gold Corporation

We consent to the use of:

●	our Report of Independent Registered Public Accounting Firm dated February 14, 2024 addressed to the shareholders and board of directors of Kinross Gold Corporation (the “Company”) on the consolidated financial statements of the Company, which comprise the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the years then ended, and the related notes, and
●	our Report of Independent Registered Public Accounting Firm dated February 14, 2024 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023,

each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Company’s Registration Statements (Nos. 333-180822, 333-180823, 333-180824, 333-217099 and 333-262966) on Form S-8 and on Form F-10 (No. 333-277844).

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
March 27, 2024
Toronto, Canada